SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2538	E-MAIL ADDRESS MNATHAN@STBLAW.COM

September 29, 2015

VIA COURIER AND EDGAR

Re:                                   American Renal Associates Holdings, Inc.
Registration Statement on Form S-1

Filed August 31, 2015
File No. 333-206686

John Reynolds

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of American Renal Associates Holdings, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), marked to show changes from the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments in its letter dated September 11, 2015 (the “Comment Letter”).

In response to one of the Staff’s prior comments, the Company is supplementally providing, under separate cover, copies of presentation slides that the Company recently used in certain “testing the waters” meetings conducted with a limited number of qualified institutional buyers and accredited institutional investors.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the page numbers of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	September 29, 2015

Related Transactions, page 8

1.                                      Please clarify how the TRA payouts will be funded and recorded in your financial statements, and describe the potential liability to the company if it fails to make such payouts. Also describe the negative effects of the TRA payouts on your liquidity under Risk Factors and MD&A. Under Certain Relationships and Related Party Transactions, please include a table quantifying the potential TRA payouts and describe the assumptions used, such as the percentage of options exercised, the value of your common stock, the tax rate and the years of the payout.

The Company has revised its disclosure on page 94 of Amendment No. 1 to clarify that it plans to fund the payments under the TRA with cash flows from operations and, to the extent necessary, the proceeds of borrowings under its credit facilities. The Company describes provisions in the TRA relating to remedies for default on pages 44 and 155 of Amendment No. 1.

In the ordinary course, the Company does not expect negative effects on its liquidity from TRA payments, which would be required only to the extent that the Company would have had taxable income without the benefit of the option deductions covered by the TRA. However, in the event of an acceleration, the Company’s liquidity could be adversely affected. The Company describes such potential negative effects on pages 44, 45, 155 and 156.

The Company has revised its disclosure on pages 154 and 155 of Amendment No. 1 to include a table quantifying the potential TRA payments, which will be completed based on the midpoint of the price range on the cover of the prospectus when available, together with a description of the assumptions used to prepare such calculations.

In addition, to assist the Staff’s review, the Company is supplementally providing, under separate cover, the same table quantifying the potential payments with the assumptions described in Amendment No. 1, except that the calculations are based on estimates of the Company’s share price rather than the midpoint of the offering price range.

Organizational Structure, page 10

2.                                      We note your response to prior comment 3 in our letter dated August 17, 2015. Please describe any material terms of the organizational documents for Holdings Intermediate, ARH, and American Renal Associates LLC and file these documents as exhibits. Please also disclose the purpose of this organizational structure.

The Company respectfully advises the Staff that it does not believe there are any material terms in the organizational documents of the subsidiaries noted above and that its organizational structure has facilitated the structuring of its debt. The

Securities and Exchange Commission	September 29, 2015

Company respectfully notes that each of these entities are wholly owned, directly or indirectly, by the Company, that Holdings Intermediate and ARH each act as a holding company for their respective subsidiary with no operations or assets other than such ownership of capital stock, and that American Renal Associates LLC holds the Company’s interest in its joint ventures. Neither the Company nor any of its subsidiaries were formed for the purpose of the Company’s initial public offering. There are no classes of stock or partnership units or any distribution arrangements by or among any entities in the Company’s organizational structure that distinguish the Company’s organizational structure as particularly advantageous from a tax or any other perspective, other than from the perspective of lenders to Holdings Intermediate and ARH as the obligors under the Company’s credit facilities.

Summary Historical and Pro Forma Consolidated Financial Data, page 15

3.                                      Please tell us and revise to disclose the reason for presenting historical and pro forma results of operations for the twelve-month period ended June 30, 2015 and explain how investors should consider this information in relation to the rest of the presentation.

The Company has revised its disclosure on pages 15 to 18 of Amendment No. 1 to remove the presentation of historical and pro forma results of operations for the twelve-month period ended June 30, 2015.

Business — Our Operating Structure, page 110

4.                                      We note in your response to prior comment 10 that the physician partner investments are separate and distinct from the JV investments. However, it is unclear how the offerings to your physician partners apply to your business. Please disclose whether you plan to continue to offer shares to your physician partners in the future. If so, clarify the basis for offering your physician partners the opportunity to invest in your shares and how you calculate the number of shares to offer.

The Company has revised its disclosure on page 157 of Amendment No. 1 to clarify that it does not intend to continue to offer shares to its physician partners in the future once it has become a public company.

Securities and Exchange Commission	September 29, 2015

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements

Note B — Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

5.                                      We note your response to prior comment 18. Please also tell us how you considered the guidance for the consolidation of entities controlled by contract in your determination that the company is the primary beneficiary of these variable interest entities. See ASC 810-10-55-206.

The Company respectfully advises the Staff that it is not a physician practice management entity and therefore does not believe the guidance for the consolidation of entities controlled by contract provided in ASC 810-10-55-206 is applicable to the Company.

Note P — Stock Based Compensation, F-32

6.                                      On page F-35 you disclose the estimated fair value of the company’s common stock on December 31, 2014 was $40.69. On page II-3 you disclose in July 2015 that you issued an aggregate of 16,000 share options to directors at an exercise price of $6.51. Please tell us how you measured compensation expense for these share based payments including how you determined their estimated fair values on the date of grant. If the share options were granted at their estimated fair values please tell us why there was such a steep decrease in the estimated fair value of the underlying shares leading up to the IPO. Also tell us how the exercise price relates in comparison to your estimated offering price.

The Company respectfully advises the Staff that such options were granted in March 2011 and exercised in July 2015. The exercise price of $6.51 was determined in March 2011. The Company measured compensation expense using the Black-Scholes model on the date of the grant in March 2011, not in July 2015.

Note Q — Related Party Transactions, page F-36

7.                                      We note your response to prior comment 21. We also note that you removed certain disclosure because you determined the lessor entities are not related parties as the term is defined in Item 404(a)(1) of Regulation S-K. Tell us how you also considered the related party examples in ASC 850-10-05-3 with the prior disclosure stating you have lease agreements for dialysis clinics with non-controlling interest members or entities under the control of non-controlling interest members.

Securities and Exchange Commission	September 29, 2015

The Company respectfully advises the Staff that it reviewed the examples in ASC 850-10-05-3 and determined that the transactions between the lessors and lessees were not those between: a parent entity and its subsidiaries; subsidiaries of a common parent; an entity and trusts for the benefit of such entity’s employees; an entity and its principal owners, management, or members of their immediate families; or affiliates. The lessor entities are third parties separately owned by physicians who have partnered with the Company and who are non-controlling interest members of certain of the Company’s joint venture clinics, and the lessees are the joint venture clinics. The lessor entities are not subsidiaries or affiliates of the Company and the physicians who are owners of the lessor entities are not affiliates of the Company.

Consolidated Balance Sheets, page F-39

8.                                      You disclose on page 54 you intend to pay a dividend to pre-IPO shareholders and option holders prior to the completion of this offering. Please present a pro forma balance sheet reflecting the dividend accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing. If the dividend is to be paid from offering proceeds instead of from the current year’s earnings, please also present pro forma per share data for the most recent year and subsequent interim period giving effect to the number of shares whose net proceeds would be necessary to pay the dividend (but only the amount that exceeds the current year’s earnings). Provide an explanatory footnote.

The Company has revised its disclosure on pages F-39 and F-44 of Amendment No. 1 to present a pro forma balance sheet reflecting pre-IPO distributions alongside the historical balance sheet and to provide an explanatory footnote. The Company has also revised its disclosure on pages F-4, F-31, F-32, F-40, F-54 and F-55 of Amendment No. 1 to present pro forma earnings per share data for the most recent year and subsequent interim period, which will be completed based on the number of shares and on the midpoint of the price range on the cover of the prospectus when available. The Company anticipates paying the dividends from available cash, not from offering proceeds.

To assist the Staff’s review, the Company is supplementally providing, under separate cover, the disclosure on pages F-39 and F-44 of Amendment No. 1 with completed pro forma balance sheet information based on current estimates.

In addition, to assist the Staff’s review, the Company is supplementally providing, under separate cover, the “Unaudited Pro Forma Condensed Consolidated Financial Information” section of Amendment No. 1 with completed pro forma information based on current estimates.

Securities and Exchange Commission	September 29, 2015

Please do not hesitate to call Michael D. Nathan at (212) 455-2538 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Ronald E. Alper Tia Jenkins Brigitte Lippmann
Brian McAllister

American Renal Associates Holdings, Inc.
Joseph A. Carlucci
Michael R. Costa, Esq.

Latham & Watkins LLP
Peter N. Handrinos, Esq.
Nathan Ajiashvili, Esq.